SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
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                                SCHEDULE 13E-4
                                Amendment No. 2
                         Issuer Tender Offer Statement
                (Pursuant to Section 13(e)(1) of the Securities
                             Exchange Act of 1934)
                                --------------
                                HANDY & HARMAN
                               (Name of issuer)

                                HANDY & HARMAN
                      (Name of person(s) filing statement)
                                --------------
                    Common Stock, par value $1.00 per share
                              and the associated
                         Common Stock Purchase Rights
                      -------------------------------------
                         (Title of class of securities)
                                   410306104
                                   ---------
                      (CUSIP number of class of securities)

                         Paul E. Dixon, Vice President
                         General Counsel and Secretary
                                Handy & Harman
                                250 Park Avenue
                           New York, New York  10177
                                 (212) 661-2400
          (Name, address and telephone number of person authorized to receive notices and communications
                  on behalf of the person(s) filing statement)

                              -------------------
                                    Copy to

                                Milton G. Strom
                     Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue
                           New York, New York  10022
                                 (212) 735-3000


          Handy & Harman, a New York corporation (the "Company"), hereby amends and supplements its Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") filed with the Securities and Exchange Commission on October 24, 1996 relating its offer to purchase up to 1,800,000 shares of its common stock, par value $1.00 per share, and the associated common stock purchase rights (the "Rights", and collectively with shares of common stock, the "Shares"), at prices, net to the seller in cash, not greater than $20.00 nor less than $17.50 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as they may be amended from time to time, are herein collectively referred to as the "Offer").

     ITEM 1.   SECURITY AND ISSUER.

          (b) The Offer expired pursuant to its terms on November 21, 1996 at 12:00 midnight, New York city time.

     ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

       (a)(14) Form of press release, issued by the Company on November 22, 1996, announcing the preliminary results of the Offer.


                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              HANDY & HARMAN

                              By:  /s/ Paul E. Dixon
                                 -----------------------------
                              Name:  Paul E. Dixon
                              Title:    Vice President, General
                                        Counsel and Secretary

     Dated: November 22, 1996


                             INDEX TO EXHIBITS

     EXHIBIT NO.                DESCRIPTION

     (a)(14) Form of press release, issued by the Company on November 22, 1996, announcing the preliminary results of the Offer.